Filed Pursuant to Rule 424(b)(3)
Reg. No. 333-33814

Prospectus Supplement to the Prospectus Dated April 12, 2000
and Prospectus Supplement Dated May 3, 2002

$500,000,000

Marshall & Ilsley Corporation
MiNotesSM

With Maturities of 9 Months or More from Date of Issue

Purchasing Agent and Lead Manager	A.G. Edwards & Sons, Inc.

Other Agents	Robert W. Baird & Co. Incorporated
Merrill Lynch & Co.
Prudential Securities Incorporated
UBS PaineWebber Inc.

RISK FACTORS

Long-term "step-down" or "step-up" notes are subject to certain risks.

          We may offer and sell "step-down" or "step-up" notes. A "step-down" note will pay a fixed interest rate for a given period (e.g., one year) but will then "step down" one or more times to a lower, predetermined rate. Similarly, a "step-up" note will pay a fixed interest rate for a defined period of time and will "step up" to a higher, predetermined rate. The initial rate paid on step-down or step-up notes is not the yield to maturity.

          If your notes are step-down or step-up notes, the initial rate you receive may be below or above then-prevailing market rates. Such notes are also subject to secondary market risk because the secondary market for the notes may be limited and resale prices of such notes may, at a given time, be more or less than what you paid. In addition, if the notes are redeemable by us, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed.

The date of this Prospectus Supplement is June 19, 2003.